Exhibit 11

CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES

EXHIBIT 11—Computation of Earnings Per Share

(In thousands except per share amounts)	2010	2009	2008
BASIC:
Net Income attributable to Church & Dwight Co. Inc.	$270,717	$243,533	$195,174

Weighted average shares outstanding	71,031	70,379	67,870

Basic earnings per share	$3.81	$3.46	$2.88

DILUTED:
Net Income attributable to Church & Dwight Co. Inc.	$270,717	$243,533	$195,174
After-tax interest cost of convertible debt	0	0	2,272

Net Income plus assumed debt conversion	$270,717	$243,533	$197,446

Weighted average shares outstanding	71,031	70,379	67,870
Dilutive effect of convertible debt	0	0	2,010
Incremental shares under stock option plans	1,170	1,098	1,236

Adjusted weighted average shares outstanding	72,201	71,477	71,116

Diluted earnings per share	$3.75	$3.41	$2.78